SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RADYNE COMSTREAM INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $.001 Par Value Per Share,
Under the Radyne Comstream Inc. 1996 Incentive Stock Option Plan and
2000 Long-Term Incentive Plan

(Title of Class of Securities)

750611 40 2

(CUSIP Number of Class of Securities)

Garry D. Kline
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$3,179,024.00	$292.47

*	Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $2.80, the average of the high and low sales prices of Radyne ComStream’s Common Stock on December 20, 2002, as reported on the Nasdaq National Market, and assumes that options to purchase 1,135,366 shares of Radyne ComStream’s Common Stock will be exchanged and cancelled pursuant to this Offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rules 14d-1.
[ x ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1.     Summary Term Sheet.

     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated December 23, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.     Subject Company Information.

     (a)  The name of the issuer is Radyne ComStream Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 3138 E. Elwood Street, Phoenix, Arizona 85034 (telephone — (602) 437-9620). The information set forth in the Offer to Exchange under “Information Concerning Radyne ComStream” is incorporated herein by reference.

     (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the Radyne ComStream Inc. 1996 Incentive Stock Option Plan (the “1996 Plan”) and 2000 Long-Term Incentive Plan (the “2000 Plan” and together with the 1996 Plan, the “Plans”) to purchase shares of the Company’s common stock, $.001 par value per share (the “Common Stock”), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(2). The New Options will be granted under the Plans, and upon the terms and conditions described in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference. No trading market exists for the options to purchase the Company’s Common Stock that are subject to the Offer.

Item 3.     Identity and Background of Filing Person.

     (a)  The information set forth under Item 2(a) above is incorporated by reference.

Item 4.     Terms of the Transaction.

     (a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”)

and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

     (b)  The Company’s directors and executive officers are not eligible to participate in the offer.

Item 5.     Past Contracts, Transactions, Negotiations, and Agreements.

     (e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein reference.

Item 6.     Purposes of the Transaction and Plans or Proposals.

     (a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration.

     (a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

     (d)  Not applicable.

Item 8.     Interest in Securities of the Subject Company.

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangement Concerning the Options”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangement Concerning the Options”) is incorporated herein by reference.

Item 9.     Persons/Assets, Retained, Employed, Compensated, or Used.

     (a)  Not applicable.

Item 10.     Financial Statements.

     (a)  The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Radyne ComStream”) and Section 16 (“Additional Information”) and in the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002; (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002; (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002; and (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, as amended, which contains the Company’s financial statements, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.

     (b)  Not applicable.

Item 11.     Additional Information.

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  Not applicable.

Item 12.     Exhibits.

(a)	(1)	Offer to Exchange, dated December 23, 2002
	(2)	Form of Letter of Transmittal
	(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange
	(4)	Form of Letter to Eligible Option Holders
	(5)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated by reference*
	(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated by reference*
	(7)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002 and incorporated by reference*

	(8)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 and incorporated by reference*
(b)		Not applicable.
(d)	(1)	Radyne ComStream Inc. 2000 Long-Term Incentive Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on July 19, 2000 (File No. 333-41704)*
(d)	(2)	Radyne ComStream Inc. 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on March 12, 1997 (File No. 333-23159), as amended by an Amendment to 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on November 18, 1998 (File No. 333-67469)*
(g)		Not applicable.
(h)		Not applicable.

     *Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: December 23, 2002.	RADYNE COMSTREAM INC.

By: /s/ Garry D. Kline ——————————— Garry D. Kline Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)	Offer to Exchange, dated December 23, 2002
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange.
(a)(4)	Form of Letter to Eligible Option Holders
(a)(5)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated by reference*
(a)(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated by reference*
(a)(7)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002 and incorporated by reference*
(a)(8)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 and incorporated by reference*
(d)(1)	Radyne ComStream Inc. 2000 Long-Term Incentive Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement, as filed with the commission on July 19, 2000 (File No. 333-41704)*
(d)(2)	Radyne ComStream Inc. 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on March 12, 1997 (File No. 333-23159), as amended by an Amendment to 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on November 18, 1998 (File No. 333-67469)*

*Previously filed